Exhibit

Exhibit	Description

99.1	Announcement on 2011/08/02: UMC will convene 2Q 2011 investor conference

99.2	Announcement on 2011/08/03: UMC announced its unconsolidated operating results for the second quarter of 2011

99.3	Announcement on 2011/08/09: July Revenue

99.4	Announcement on 2011/08/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will convene 2Q 2011 investor conference

1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2011/08/03

2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: 2F Shangri-La Ballroom, Far Eastern Plaza Hotel 201 Tun Hwa South Road, Sec. 2, Taipei

3.Financial and business related information: UMC Q2 2011 Financial and Operating Results.

4.If a press release is distributed, the content of the press release: Press release will be released on the date of the investor conference.

5.Any other matters that need to be specified: None.

Exhibit 99.2

UMC announced its unconsolidated operating results for the second quarter of 2011

1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2011/08/03

2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: 2F Shangri-La Ballroom, Far Eastern Plaza Hotel 201 Tun Hwa South Road, Sec. 2, Taipei

3.Financial and business related information: UMC Q2 2011 Financial and Operating Results.

4.If a press release is distributed, the content of the press release: United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”),a leading global semiconductor foundry, today announced its unconsolidated operating results for the second quarter of 2011. Revenue was NT$28.15 billion, a 0.1% quarter-over-quarter increase from NT$28.12 billion in 1Q11, and a 5.4% year-over-year decrease from NT$29.75 billion in 2Q10. Gross margin was 23.9%, operating margin was 11.8%, net income was NT$3.19 billion, and earnings per ordinary share were NT$0.26. Dr. Shih-Wei Sun, CEO of UMC, said: “In Q2 2011, wafer shipments reached 1.15 million 8-inch equivalent wafers, in line with UMC’s guidance. As we enter the third quarter of 2011, certain macroeconomic factors such as European and U.S. sovereign debt issues and emerging market inflation have led to unfavorable global economic conditions. These macro uncertainties have led customers to adopt a conservative outlook. Furthermore, customers have adjusted their order patterns in order to consume elevated inventory levels due to overstocking after Japan’s March earthquake. This ongoing situation has negatively impacted the worldwide semiconductor industry and will offset the high demand season traditionally seen during the second half of the year. Consequently, we anticipate UMC’s business performance may reflect this weakened demand condition beyond Q3.” “During this period, we will further enhance our operations through active customer diversification, efficient business execution, and aggressive cost control measures. We will also focus on the opportunities ahead. UMC’s CAPEX, which remains at US$1.8 billion for 2011, will support our advanced production ramp. UMC’s R&D efforts will continue in earnest to prepare for customers’ future technology requirements. We will also leverage our foundry technologies to take advantage of the fast-growing mobile communication and computing markets with high performance/low power consumption requirements.UMC’s volume production 40nm process is expected to reach 10% of revenue by the end of 2011. We are also smoothly developing our 28nm process and design IP platform, with the first of several 28nm customer products entering pilot production in Q3, 2011. For 65nm, UMC will benefit from the second wave of new customers targeting specialty technologies including analog, high voltage, CMOS image sensor, and embedded non-volatile memory products. We believe through the leadership of our cohesive, high caliber management team, healthy capital structure, and clearly defined business strategy, UMC will emerge from the downturn stronger and better positioned to capitalize on the business opportunities in 2012 and beyond.”Third Quarter of 2011 Outlook & Guidance-Wafer sales amount: Low teen percentage range decline. Capacity utilization: Low 70% range. Operating Margin: Low single-digit percentage range.

5.Any other matters that need to be specified: None.

Exhibit 99.3

United Microelectronics Corporation
August 9, 2011

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2011.

1)	Sales volume (NT$ Thousand)

Period	Items	2011	2010	Changes%
July	Invoice amount	6,988,006	7,809,262	-821,256-10.52%
2011 year to date	Invoice amount	48,347,412	49,135,199	-787,787-1.60%
July	Net sales	8,809,481	10,821,572	-2,012,091-18.59%
2011 year to date	Net sales	65,077,020	67,281,881	-2,204,861-3.28%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	4,736,320	—
Fair Value	-4,566	0
Net Profit from Fair Value	-7,423	0
Written-off Trading Contracts	17,378,896	0
Realized profit (loss)	7,114	0

Exhibit 99.4

United Microelectronics Corporation
For the month of July, 2011

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of June 30, 2011	Number of shares held as of July 31, 2011	Changes

NA

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	June 30, 2011	July 31,, 2011	Changes
NA